As filed with the United States Securities and Exchange Commission on December 31, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

D.F. King, an AST Company

48 Wall St, New York

NY 10005

Telephone: 1 (866) 822-1238

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Martin C. Glass Jenner & Block LLP 919 3rd Avenue New York, NY 10022 Tel: (212) 891-1600 Jeffrey R. Shuman Jenner & Block LLP 353 North Clark Street Chicago, IL 60654 Tel: (312) 222-9350	John S.M. Turner Bradley A. Freelan Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 P.O. Box 20, Toronto, ON M5H 2T6 Tel: (800) 268-8424

September 14, 2018

(Date tender offer published, sent or given to security holders)

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular, dated September 14, 2018, including the Letter of Transmittal and Notice of Guaranteed Delivery1 and Notice of Variation dated December 5, 2018.2

Item 2. Informational Legends

See “Notice to Shareholders in the United States” in the Offer and Circular.1

1 Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

2 Previously filed with Bidder’s Amendment No. 1 to Schedule 14D-1F on December 6, 2018.

This document is important and requires your immediate attention. It should be read in conjunction with the Offer and Circular.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

Neither this document nor the Offer or Circular constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful.  The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as deemed necessary to extend the Offer to Shareholders in any such jurisdiction.

Neither this document nor the Offer or Circular has been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

December 28, 2018

NOTICE OF VARIATION AND EXTENSION
by

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares of

NEVSUN RESOURCES LTD.

C$6.00 PER NEVSUN SHARE

1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co. Ltd. (“Zijin Mining”), hereby gives notice of variation and extension of the period for acceptance of its offer dated September 14, 2018 (the “Original Offer”), as amended by the Notice of Variation dated December 5, 2018 (the “Notice of Variation”) to purchase, on the terms and subject to the conditions of the Original Offer, as amended by the Notice of Variation, all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with any SRP Rights issued under the Shareholder Rights Plan, including Nevsun Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as hereinafter defined) upon the exercise, conversion or exchange of any Convertible Securities. The Original Offer, as amended by the Notice of Variation and extended by this notice of variation and extension (the “Notice of Extension”), is referred to herein as the “Offer”.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 7, 2019 (the “Expiry Time”), unless the Offer is further extended by the Offeror.

All of the conditions to the Offer have been satisfied or waived and 276,820,575 Nevsun Shares (or approximately 89.37% of the issued and outstanding common shares of Nevsun on a fully-diluted basis) have been deposited and taken up under the Offer as of the date hereof.

Nevsun Board of Directors’ Recommendation

The Board of Directors of Nevsun has UNANIMOUSLY determined that the Offer is in the best interests of Nevsun and is fair, from a financial point of view, to the Shareholders. The Board of Directors of Nevsun UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Zijin Mining Offer.

This Notice of Extension should be read in conjunction with the Original Offer and the accompanying take-over bid circular dated September 14, 2018 (the “Original Circular” and together with the Original Offer, the “Original Offer and Circular”) and the Notice of Variation. The Original Offer and Circular, the Notice of Variation and this Notice of Extension collectively constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular as amended by the Notice of Variation, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Notice of Variation, the Letter of Transmittal, the Notice of Guaranteed Delivery, and this Notice of Extension mean the Original Offer as amended by the Notice of Variation and extended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Offer and Circular as amended by the Notice of Variation and

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extended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Extension but not defined herein that are defined in the Original Offer and Circular, as amended by the Notice of Variation, have the respective meanings ascribed thereto in the Original Offer and Circular, as amended by the Notice of Variation.

Shareholders who have validly deposited and not withdrawn their Nevsun Shares need to take no further action to accept the Offer and receive the Offer price of C$6.00 per Nevsun Share. Registered Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal, and deposit it, together with the certificate(s) or Direct Registration System statement(s) (“DRS Statements”) representing their Nevsun Shares in accordance with the rules and instructions in the Letter of Transmittal. See Section 3 of the Original Offer, “Manner of Acceptance - Letter of Transmittal”. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Nevsun Shares set out in Section 3 of the Original Offer, “Manner of Acceptance - Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery. Shareholders may continue to use the original Letter of Transmittal (printed on pink paper) or the original Notice of Guaranteed Delivery (printed on green paper) to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Original Offer, as amended by the Notice of Variation and extended by this Notice of Extension.

Persons whose Nevsun Shares are held in an account with a broker, investment dealer, bank, trust company or other intermediary should contact their representative if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary (as defined below), or Information Agent (as defined below).

Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Nevsun Shares directly to Computershare Trust Company of Canada (the “Depositary”) at the address shown in the Letter of Transmittal, Notice of Guaranteed Delivery and on the last page of this document. However, an Intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such Intermediary to determine whether any charge will apply.

Additional copies of this Notice of Extension, the Notice of Variation, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent  at its address shown on the last page of this document. Copies of this document and related materials may also be found on SEDAR  and EDGAR under the Offeror’s profile at www.sedar.com and www.sec.gov.

Any questions and requests for assistance or additional copies of this Notice of Extension, the Original Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to D.F. King, a division of AST Investor Services Inc. (Canada) (the “Information Agent”) at 1-866-822-1238 toll free in North America or by email at inquiries@dfking.com or the Depositary at the telephone number and address set out below. You may also contact your broker, investment dealer, commercial bank, trust company or other Intermediary for assistance.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Nevsun Shares and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and subject to Laws, exercise, convert or exchange the Convertible Securities in order to obtain certificate(s) or DRS Statement(s) representing Nevsun Shares and deposit those Nevsun Shares under the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure that the holders of such Convertible Securities will have Nevsun Share certificate(s) or DRS Statement(s) representing the Nevsun Shares issuable upon such exercise, conversion or exchange in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

CURRENCY

Unless otherwise indicated, all “C$” or “$” references herein and in the Offer and Circular are to the lawful currency of Canada.

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NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements and Shareholders should be aware that these disclosure requirements are different from those of the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Nevsun, the Offeror and Zijin Mining are located in a foreign country, and that some or all of their officers and directors are residents of a foreign country. In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claims they may have arising under United States federal and state securities laws since each of the Offeror and Nevsun is a corporation existing under the laws of British Columbia, Canada and Zijin Mining is a corporation existing under the laws of the People’s Republic of China; some or all of the officers and directors of each of the Offeror, Zijin Mining and Nevsun reside outside the United States; and all or a substantial portion of the assets of the Offeror, Zijin Mining and Nevsun are located outside the United States. Shareholders may not be able to sue the Offeror, Zijin Mining, Nevsun or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates may, directly or indirectly, bid for or make purchases of Nevsun Shares, or other securities of Nevsun, in each case, as permitted by applicable Law or regulations.

Nevsun Shareholders in the United States should be aware that the disposition of Nevsun Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Original Circular, and “Certain United States Federal Income Tax Considerations” in Section 19 of the Original Circular.

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NOTICE OF VARIATION AND EXTENSION

December 28, 2018

TO:        THE SHAREHOLDERS OF NEVSUN RESOURCES LTD.

This notice of variation and extension (the “Notice of Extension”) extends the Offer. The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on January 7, 2019, unless the Offer is further extended by the Offeror.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular, as amended by the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Notice of Variation, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended by the Notice of Variation and extended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Offer and Circular as amended by the Notice of Variation and extended hereby. Unless the context requires otherwise, capitalized terms used in this Notice of Extension but not defined herein that are defined in the Original Offer and Circular, as amended by the Notice of Variation, have the respective meanings ascribed thereto in the Original Offer and Circular, as amended by the Notice of Variation.

1.                                      Satisfaction of Conditions

As of the close of business on December 28, 2018, the Offeror confirmed that all of the conditions described in Section 4 of the Original Offer, “Conditions of the Offer” as amended by the Notice of Variation, have been satisfied or waived by the Offeror.

2.                                      Time for Acceptance - Extension of the Offer

This Notice of Extension has extended the Expiry Time of the Offer from 5:00 p.m. (Toronto time) on December 28, 2018 to 5:00 p.m. (Toronto time) on January 7, 2019, unless the Offer is further extended by the Offeror. Accordingly, the definition of “Expiry Date” is deleted in its entirety and replaced with the following definition:

“Expiry Date” means January 7, 2019 or such earlier or later date or dates to which the Offer may be abridged or extended from time to time by the Offeror in accordance with Section 5 of the Original Offer, “Variation or Change of the Offer”;

Shareholders who have validly deposited and not withdrawn their Nevsun Shares need to take no further action to accept the Offer.

3.                                      Manner of Acceptance

Nevsun Shares may be deposited under the Offer in accordance with the provisions set out in Section 3 of the Original Offer, “Manner of Acceptance”.

4.                                      Take-Up and Payment for Deposited Shares

As of the close of business on December 28, 2018, the Offeror directed the Depositary to take up an aggregate of 276,820,575 Nevsun Shares deposited and not withdrawn as at 5:00 p.m. (Toronto time) on December 28, 2018. The Offeror will provide the Depositary with sufficient funds within three business days to pay for the number of Nevsun Shares taken up as of December 28, 2018 under the Offer. Upon payment for the Nevsun Shares taken up as at 5:00 p.m. on December 28, 2018 under the Offer, the Offeror will own 276,820,575 Nevsun Shares, representing approximately 89.37% of the issued and outstanding common shares of Nevsun on a fully-diluted basis.

The Offeror advised the Depositary that the Offer has been extended and is now open for acceptance until 5:00 p.m. (Toronto time) on January 7, 2019. The Offeror will take up and provide the Depositary with sufficient funds to pay for any additional Nevsun Shares validly deposited under the Offer and not withdrawn prior to the new Expiry Date of January 7, 2019 at 5:00

5

p.m. (Toronto time) in the manner as set out in Section 6 of the Original Offer “Take Up and Payment for Deposited Nevsun Shares”.

Following the Expiry Time, the Offeror intends to acquire the remainder of the outstanding Nevsun Shares, if any, including by way of a compulsory acquisition pursuant to Section 300 of the Business Corporations Act (British Columbia) or a subsequent acquisition transaction, as applicable, in the manner as set out in Section 15 of the Original Offer “Acquisition if Nevsun Shares Not Deposited Under the Offer”.

5.                                      Withdrawal of Deposited Shares

Shareholders have the right to withdraw Nevsun Shares deposited under the Offer in the circumstances and in the manner set out in Section 7 of the Original Offer, “Withdrawal of Deposited Nevsun Shares”.

6.                                      Recent Developments

As of the close of business on December 28, 2018, 276,820,575 Nevsun Shares had been deposited to the Offer and not withdrawn.

7.                                      Amendments and Variations to Offer Documents

The Original Offer and Circular as amended by the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

8.                                      Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.                                      Directors’ Approval

The contents of the Notice of Extension have been approved, and the sending of the Notice of Extension to the Shareholders has been authorized, by the Board of Directors of the Offeror.

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APPROVAL AND CERTIFICATE OF 1178180 B.C. LTD.

The foregoing, together with the Original Offer and Circular as amended by the Notice of Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 28, 2018

(signed) “Qiaochun Zhang”	(signed) “Cheung Man Fan”
Director	Director

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APPROVAL AND CERTIFICATE OF ZIJIN MINING GROUP CO. LTD.

The foregoing, together with the Original Offer and Circular as amended by the Notice of Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 28, 2018

(signed) “Fusheng Lan”	(signed) “Hongying Lin”
President and Vice Chairman	Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) “Jinghe Chen”	(signed) “Qixue Fang”
Director	Director

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Any questions and requests for assistance may be directed to

Zijin Mining’s Information Agent:

North American Toll Free Phone:

1-866-822-1238

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

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THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY 1178180 B.C. LTD., A WHOLLY OWNED SUBSIDIARY OF ZIJIN MINING GROUP CO., LTD., TO PURCHASE ALL THE OUTSTANDING COMMON SHARES TOGETHER WITH THE ASSOCIATED RIGHTS ISSUED AND OUTSTANDING UNDER THE SHAREHOLDER RIGHTS PLAN OF NEVSUN RESOURCES LTD. (INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING AFTER THE DATE OF THE OFFER BUT PRIOR TO THE EXPIRY TIME (AS DEFINED HEREIN)).

LETTER OF TRANSMITTAL

for the deposit of common shares of

NEVSUN RESOURCES LTD.

under the Offer dated September 14, 2018 made by

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO., LTD.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 7, 2019 (THE “EXPIRY TIME”) UNLESS THE OFFER IS FURTHER EXTENDED BY THE OFFEROR.

USE THIS LETTER OF TRANSMITTAL IF:

1.                                      YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING COMMON SHARES AND ASSOCIATED SRP RIGHTS

2.                                      YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.                                      YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY PRINTED ON GREEN PAPER.

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal (the “Letter of Transmittal”), properly completed and executed, together with all other required documents, is to be used to deposit common shares (the “Nevsun Shares”), of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Nevsun (the “Shareholder Rights Plan”) under the offer dated September 14, 2018 (the “Offer”) made by 1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co., Ltd., (“Zijin Mining”) to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Nevsun Shares, together with all associated SRP Rights, including all Nevsun Shares that may become issued and outstanding after the date of the Offer, but before the Expiry Time, upon exercise, conversion or exchange of options, warrants or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares, other than SRP Rights, and must be received by Computershare Trust Company of Canada (the “Depositary”) at or prior to the Expiry Time at its office specified below. Pursuant to the Offer, holders of Nevsun Shares (the “Shareholders”) will receive C$6.00 in cash for each Nevsun Share held.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such

Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who accept the Offer through book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Nevsun Shares are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the Person on whose behalf that book-entry transfer is made (notwithstanding that such Person has not executed a Letter of Transmittal).

If a Shareholder wishes to deposit Nevsun Shares pursuant to the Offer and: (i) the certificate(s) representing such Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Nevsun Shares may nevertheless be deposited under the Offer in compliance with the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery (printed on GREEN paper) accompanying the Offer and Circular. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the offer and take-over bid circular dated September 14, 2018 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Nevsun Shares that is (a) an individual citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (b) a corporation, partnership or other entity taxable as a corporation or partnership created or organized under the Laws of the United States or any State thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust, (1) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal or depositing Nevsun Shares with the Depositary may be directed to the Depositary. Their contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 7 BELOW, “FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 7 BELOW.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:                                                                         1178180 B.C. LTD., a wholly owned subsidiary of ZIJIN MINING GROUP CO., LTD.

AND TO:                                           COMPUTERSHARE TRUST COMPANY OF CANADA at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) or DRS Statement(s) representing Nevsun Shares deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Nevsun Shares upon the terms and conditions contained in the Offer and this Letter of Transmittal and hereby assigns all right, title and interest therein to the Offeror. Unless waived by the Offeror, Shareholders are required to deposit the SRP Rights associated with each Nevsun Share prior to the Expiry Time in order to effect a valid deposit of such Nevsun Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Nevsun Shares to the Offer, the undersigned will be deemed to have deposited all SRP Rights associated with such Nevsun Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s) or DRS Statement(s):

NEVSUN SHARES

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)*	Name(s) in which Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s) or DRS Statement(s))**	Number of Nevsun Shares Represented by Certificate(s) or DRS Statement(s)***	Number of Nevsun Shares Deposited***

TOTAL:

SRP RIGHTS

(To be completed if necessary.)

Name(s) in which Registered (please fill in exactly as name(s) appear(s) on certificate(s)) or DRS Statement(s))**	Number of SRP Rights Represented by Certificate or DRS Statement***	Number of SRP Rights Deposited

TOTAL:

*                                         A certificate number does not need to be provided if the Nevsun Shares are represented by a DRS Statement. The Direct Registration System (DRS) is a system that allows shares to be held in book-entry form without having a physical share certificate issued as evidence of ownership. Instead, shares are held and registered electronically in the record systems of an issuer’s transfer agent, which can be confirmed in the DRS Statement.

**                                  If Nevsun Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder. See Instruction 3 of this Letter of Transmittal, “Signatures”.

***                           Unless otherwise indicated, the total number of Nevsun Shares evidenced by all certificates or DRS Statements delivered will be deemed to have been deposited. See Instruction 6 below, “Partial Deposits”.

The undersigned acknowledges receipt of the Offer and Circular and acknowledges and agrees that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror takes up the Nevsun Shares covered by this Letter of Transmittal (the “Deposited Nevsun Shares”) and delivers them to the Depositary in accordance with the terms and subject to the conditions of the Offer and this Letter of Transmittal.

The undersigned represents and warrants that:

(a)                                 the undersigned has reviewed the Offer and Circular;

(b)                                 the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Nevsun Shares, and (ii) all rights and benefits arising from such Deposited Nevsun Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests, including SRP Rights which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Nevsun Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”) being deposited and all interests therein;

(c)                                  the undersigned has good title to and is the beneficial owner of the Deposited Nevsun Shares (and any Distributions) being deposited within the meaning of applicable Laws;

(d)                                 the deposit of such Deposited Nevsun Shares (and any Distributions) complies with applicable Laws;

(e)                                  the Deposited Nevsun Shares (and any Distributions) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Nevsun Shares (and any Distributions), to any other Person;

(f)                                   when the Deposited Nevsun Shares (and any Distributions) are taken up and paid for by the Offeror, the Offeror will acquire good title to the Deposited Nevsun Shares (and any Distributions) free and clear of all security interests, liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons; and

(g)                                  the foregoing representations and warranties shall survive the completion of the Offer and the delivery to the Depositary of the Nevsun Shares deposited under the Offer and any applicable Distributions.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights in respect of the Nevsun Shares described in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Nevsun Shares and associated SRP Rights (unless the deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”) delivers to the Offeror the enclosed Nevsun Share certificate(s) and/or DRS Statement(s), representing the Deposited Nevsun Shares and associated SRP Rights and deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Nevsun Shares, and in and to all rights and benefits arising from the Deposited Nevsun Shares, including, without limitation, the SRP Rights, whether or not separated from the Nevsun Shares, and any and all Distributions.

The undersigned acknowledges that by execution of this Letter of Transmittal, except as otherwise agreed with Zijin Mining in writing, the undersigned is in agreement with Zijin Mining, the Offeror and Nevsun that effective as of the time the Offeror takes up and pays for the undersigned’s Deposited Nevsun Shares under the Offer, the undersigned irrevocably and unconditionally releases, acquits and forever discharges, and shall be deemed to have irrevocably released, acquitted and forever discharged, Zijin Mining, the Offeror and Nevsun and their respective past and present subsidiaries, affiliates, associates, directors, officers, employees, advisors, agents and assigns of and from all actions, causes of actions, suits, claims and demands whatsoever, whether presently known or unknown, which the depositing Shareholder ever had, now has or may hereafter have against such entities and persons, or any of them, for or by reason of, or in any way arising out of any cause, matter or thing, by reason of or in connection with the undersigned having been a holder of Nevsun Shares, Warrants, Options or other securities of Nevsun. Provided, however, that the foregoing release shall not operate to restrict any statutory rights of action the undersigned may have in respect of the Offer to the extent such may be available to the undersigned pursuant to Section 131 of the Securities Act (Ontario) or equivalent provisions of the securities legislation of other jurisdictions of Canada.

The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) vary the terms of the Offer, including, without limitation, by extending or abridging the period during which Nevsun Shares may be deposited under the Offer where permitted by Law (see Section 5 of the Offer, “Variation or Change of the Offer”), or (ii) make such adjustments as it considers appropriate to the consideration payable by the Offeror and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any changes on or after the date of the Offer in the Nevsun Shares or Nevsun’s capitalization (see Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Nevsun should declare, set aside or pay any dividend or other Distribution, which is payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its intermediary or transferee on the securities register maintained by or on behalf of Nevsun in respect of Nevsun Shares accepted for purchase under the Offer, then the Offeror may reduce the consideration payable by the Offeror pursuant to the Offer or the undersigned may be required to promptly transfer to the Offeror such Distributions, all in accordance with the terms of the Offer (see Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”).

The undersigned irrevocably constitutes and appoints effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Nevsun Shares, the Offeror, each director and officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Nevsun Shares, which Deposited Nevsun Shares upon being taken up are, together with any Distribution thereon, hereinafter referred to as the “Purchased Securities”), with respect to such Purchased Securities, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)                                 register or record the transfer and/or cancellation of such Purchased Securities on the appropriate registers maintained by or on behalf of Nevsun;

(b)                                 whether or not such shares are registered in the Offeror’s name, vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any and all of such Purchased Securities, revoke any such instrument, authorization or consent previously given, or designate in any such instrument, authorization, requisition, resolution, consent or direction, any Person or Persons as the proxy of such Shareholder or proxy nominee or nominees of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Nevsun;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, and holder of such Purchased Securities and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of such Shareholder in respect of such Distributions for all purposes;

(d)                                 to exercise any rights of a holder of Purchased Securities with respect to such Purchased Securities; and

(e)                                  to execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities to the Offeror.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including by book-entry transfer) and revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Nevsun Shares or any Distribution, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Nevsun Shares or any Distribution by or on behalf of the undersigned unless the Deposited Nevsun Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Nevsun Shares”.

The undersigned also agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Nevsun Shares or holders of Distributions and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. All authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of Persons who have deposited Nevsun Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Nevsun Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Nevsun Shares under the Offer that have been taken up and accepted for payment will be made by the Depositary by issuing, or causing to be issued, a cheque (except for payments in excess of C$25 million, which will be made by wire transfer, as set out below) payable in Canadian funds in the amount to which the Shareholder depositing Nevsun Shares is entitled.

Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Nevsun Shares so deposited. Unless the undersigned instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such Shareholder at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Nevsun. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by the Offeror or the Depositary by reason of any delay in making payments for any Nevsun Shares to any Person on account of Nevsun Shares accepted for payment under the Offer.

Pursuant to the rules of the Canadian Payments Association, a C$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of C$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of C$25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Nevsun Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (i) sending certificates or DRS Statements representing the Nevsun Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Nevsun; or (ii) in the case of Nevsun Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”, crediting such Nevsun Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Nevsun Shares directly with the Depositary. However, an intermediary through which a Shareholder owns Nevsun Shares may charge a fee to tender any such Nevsun Shares on behalf of the Shareholder. Shareholders should consult such intermediary to determine whether any charge will apply.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne est repute avoir requis que tout contrat atteste par l’offre et son acceptation par cette lettre d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal please review carefully and complete the following boxes, as appropriate.

BLOCK A

REGISTRATION AND PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:

(please print or type)

(Name)

(E-mail Address)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone - Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

BLOCK B

DELIVERY INSTRUCTIONS

SEND CHEQUE

(Unless Block D is checked) TO:

☐ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone - Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

* The delivery instructions given in this Block B will also be used to return certificate(s) representing Nevsun Shares if required for any reason.

BLOCK C

TAXPAYER IDENTIFICATION NUMBER

U.S. residents/citizens must provide their Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 7 below, “Form W-9 for U.S. Shareholders Only”, for further details.

BLOCK D

SPECIAL PICK-UP INSTRUCTIONS

☐  HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BOX E

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN CANADIAN DOLLARS UNLESS OTHERWISE ELECTED BELOW

☐                  Issue my cash entitlement payment(s) in United States Dollars

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to Zijin Mining, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Failure to make an election will result in any cash payment under the arrangement being paid in Canadian dollars.

BLOCK F

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐  CHECK HERE IF NEVSUN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:

(Please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

Window Ticket Number (if any):

BLOCK G

U.S. SHAREHOLDERS - TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:

☐                                    The Person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐                                    The Person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

A “U.S. Shareholder” is any holder of Nevsun Shares that: (i) is a citizen or a resident alien of the United States for U.S. federal tax purposes or that is otherwise a U.S. person for U.S. federal income tax purposes; (ii) provides an address in Block “A” or Block “B” which is located within the United States or any territory in possession thereof; or (iii) returns this Letter of Transmittal in an envelope postmarked in, or that otherwise appears to the Depositary or its agents to have been sent from, the United States or any territory in possession thereof.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 7 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

BLOCK H

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) or DRS Statement(s) representing the Deposited Nevsun Shares or on a security position listing or by Person(s) authorized to become registrant holder(s) by certificate(s) and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number or facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 This properly completed and executed Letter of Transmittal, with the signature(s) guaranteed, if required by Instruction 3 below, together with the accompanying certificate(s) or DRS Statement(s) representing the Deposited Nevsun Shares (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)                                 The method used to deliver this Letter of Transmittal, any accompanying certificate(s) or DRS Statement(s) representing Nevsun Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)                                  Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.                                      Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Nevsun Shares under the Offer and: (i) the certificate(s) or DRS Statement(s) representing the Nevsun Shares is (are) not immediately available; (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Nevsun Shares on a timely basis; or (iii) the certificate(s) or DRS Statement(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Nevsun Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a properly completed and duly executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying this Letter of Transmittal, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario, Canada as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)                                  the certificate(s) or DRS Statement(s) representing all Deposited Nevsun Shares in proper form for transfer and, together with this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Deposited Nevsun Shares and, in the case of DTC accounts, this properly completed and duly executed Letter of Transmittal, with signature(s) guaranteed, if required, or an Agent’s Message in lieu thereof, and all other documents required by the terms of the Offer and this Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada as specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiry Time.

If a Shareholder delivered a Notice of Guaranteed Delivery in respect of Nevsun Shares deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed

Delivery as to the consideration to be received will supersede any election made in this Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office at 100 University Ave, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, as specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) or DRS Statement(s) representing Nevsun Shares and all other required documents to an address other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Notices of Guaranteed Delivery submitted through CDSX will be received and accepted once the Nevsun Shares are available and within two trading days after the Expiry Date.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks in Canada or the United States.

3.                                      Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 4 below).

(a)                                 If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) or DRS Statement(s) without any change whatsoever, and the certificate(s) or DRS Statement(s) need not be endorsed. If such deposited certificate(s) or DRS Statement(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

(b)                                 Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a Person other than the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), or if this Letter of Transmittal is executed other than exactly as the name of the registered Shareholder appears on the share certificate or DRS Statement, or if the cheque(s) is/are to be issued or sent to a Person other than the registered holder(s), or if the certificate(s) or DRS Statement(s) representing Nevsun Shares in respect of which the Offer is not being accepted is/are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Nevsun:

(i)                                    the accompanying certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)                                 the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) or DRS Statement(s); and

(iii)                              such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal, or any share certificate of DRS Statement or share transfer power of attorney is executed by a Person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, such Person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

5.                                      Delivery Instructions

If any cheque(s) is (are) to be sent to or if certificate(s) or DRS Statement(s) representing Nevsun Shares in respect of which the Offer is not being accepted is (are) are to be returned to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Nevsun. Any share certificate(s) or DRS Statement(s) and/or cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.                                      Partial Deposits

If fewer than the total number of Nevsun Shares evidenced by any certificate(s) or DRS Statement(s) submitted is to be deposited, fill in the number of Nevsun Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) or DRS Statement(s) for the number of Nevsun Shares not deposited under the Offer will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Nevsun Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to Shareholders who deposit their Nevsun Shares by book-entry transfer.

7.                                      Form W-9 for U.S. Shareholders Only

United States federal income tax Law generally requires a U.S. Shareholder who receives cash in exchange for Nevsun Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 24% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return and complying with all other necessary requirements.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he or she is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN on Form W-9, check the appropriate box for “Exempt Payee”, and sign and date the form. See the instructions on Form W-9 (the “W-9 Instructions”) for additional instructions.

If Nevsun Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Instructions for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Instructions for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in the Form W-9; and (iii) sign and date the Form W-9. In such case, the Depositary may withhold 24% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

8.                                      Currency of Payment

All cash payments under the Offer will be made in Canadian dollars, unless indicated otherwise in Block E.

9.                                      Miscellaneous

(a)                                 If the space in this Letter of Transmittal is insufficient to list all certificates representing Nevsun Shares, additional certificate and number of Nevsun Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Nevsun Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

(c)                                  Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of Deposited Nevsun Shares for payment, except as required by Laws.

(d)                                 The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)                                  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(f)                                   All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Nevsun Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Nevsun Shares or any notice of withdrawal. There shall be no duty or obligation of the Offeror or the Depositary or any other Person to give notice of any defect or irregularity in any deposit of any Nevsun Shares and any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(g)                                  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

(h)                                 The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Nevsun Shares under the Offer, other than to the Depositary and except as otherwise set out in the accompanying Offer and Circular.

10.                               Lost Certificates

If a certificate representing Nevsun Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Nevsun Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Nevsun Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Nevsun Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

11.                               Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Nevsun Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document. Shareholders whose Nevsun Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Nevsun Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY OR THEIR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN ACCEPTING THE OFFER COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING NEVSUN SHARES WITH THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES OR DRS STATEMENTS REPRESENTING THE NEVSUN SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

12.                               Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.

This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S.A. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

Form W-9 (Rev. November 2017) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification „ Go to www.irs.gov/FormW9 for instructions and the latest information.	Give Form to the requester. Do not send to the IRS.

Print or type.
See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC	☐ C Corporation	☐ S Corporation	☐ Partnership	☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) „

Note: Check the appropriate box in the line above for the tax classification of the single-member owner.  Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) „

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.	Requester’s name and address (optional)

6 City, state, and ZlP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later.

Social security number - - or

Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter.	Employer identification number -

Part II Certification

Under penalties of perjury, I certify that:

1.    The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.    I am a U.S. citizen or other U.S. person (defined below); and

4.    The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply.  For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	Signature of U.S. person „	Date „

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Cat. No. 10231X	Form W-9 (Rev. 11-2017)

By signing the filled-out form, you:

1.  Certify that the TIN you are giving is correct (or you are waiting for a number to be issued).

2.  Certify that you are not subject to backup withholding, or

3.  Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4.  Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•  An individual who is a U.S. citizen or U.S. resident alien;

•  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

•  An estate (other than a foreign estate); or

•  A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

•  In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

•  In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

•  In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1.  The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2.  The treaty article addressing the income.

3.  The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.  The type and amount of income that qualifies for the exemption from tax.

5.  Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30,1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1.  You do not furnish your TIN to the requester,

2.  You do not certify your TIN when required (see the instructions for Part II for details),

3.  The IRS tells the requester that you furnished an incorrect TIN,

4.  The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5.  You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

2

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c.  Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e.  Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n)...	THEN check the box for...
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC

• LLC treated as a partnership for U.S. federal tax purposes,

• LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or

• LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.

Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

•  Generally, individuals (including sole proprietors) are not exempt from backup withholding.

•  Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

•  Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

•  Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1 — An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2 — The United States or any of its agencies or instrumentalities

3 — A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4 —A foreign government or any of its political subdivisions, agencies, or instrumentalities

5 —A corporation

6 —A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7 —A futures commission merchant registered with the Commodity Futures Trading Commission

8 — A real estate investment trust

9 — An entity registered at all times during the tax year under the Investment Company Act of 1940

10 — A common trust fund operated by a bank under section 584(a)

11 — A financial institution

12 — A middleman known in the investment community as a nominee or custodian

13 — A trust exempt from tax under section 664 or described in section 4947

3

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for...	THEN the payment is exempt for...
Interest and dividend payments	All exempt payees except for 7
Broker transactions

Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A — An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B — The United States or any of its agencies or instrumentalities

C — A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D — A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E — A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F — A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G — A real estate investment trust

H — A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I — A common trust fund as defined in section 584(a)

J — A bank as defined in section 581

K — A broker

L — A trust exempt from tax under section 664 or described in section 4947(a)(1)

M — A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

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1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account	Give name and SSN of:

1. Individual	The individual

2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]

3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account

4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]

5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]

7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account	Give name and EIN of:

8. Disregarded entity not owned by an individual	The owner

9. A valid trust, estate, or pension trust	Legal entity[4]

10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation

11. Association, club, religious, charitable, educational, or other tax- exempt organization	The organization

12. Partnership or multi-member LLC	The partnership

13. A broker or registered nominee	The broker or nominee

For this type of account:	Give name and EIN of:

14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.

*Note: The grantor also must provide a Form W-9 to trustee of trust. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

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The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.ldentityTheft.gov and Pub. 5027.

Visit www.irs.gov/ldentityTheft to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attention: Corporate Actions	By Registered Mail, Hand or by Courier 100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer to Purchase and Circular may be directed by holders of Nevsun Shares to Computershare Trust Company of Canada, the Depositary, at their telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other intermediary for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Press release dated December 28, 2018.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.3

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

3 Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

PART IV — SIGNATURES

By signing this Schedule, Zijin Mining Group Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018		ZIJIN MINING GROUP CO. LTD.

	By:	/s/ Qixue FANG
		Name:	Qixue FANG
		Title:	Director

By signing this Schedule, 1178180 B.C. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018		1178180 B.C. LTD.

	By:	/s/ Cheung Man Fan
		Name:	Cheung Man Fan
		Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated December 28, 2018.